Exhibit 23.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the reference to Prator Bett, L.L.C. and to the use by reference of information contained in our reports presenting “Estimated Future Reserves and Revenues effective December 31, 2002, 2003, and 2004 (our Reports) of the “Shana Acquisition Properties” owned by NEG Operating LLC in the prospectus of NEG, Inc. However, since the estimates of crude oil and natural gas reserves set forth in our Reports have been combined with reserve estimates of other petroleum consultants, we are necessarily unable to verify the accuracy of the reserves estimates contained in the aforementioned prospectus.

By: /s/ M. Drayton Prator

      PRATOR BETT, L.L.C.
Houston, Texas
February 10, 2006